UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acadia Pharmaceuticals, Inc.

File No. 1-34810 - CF#26831

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       Acadia Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on May 10, 2011.

       Based on representations by Acadia Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through March 28, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Craig E. Slivka
          Special Counsel